ATLASSIAN COMPLETES ACQUISITION OF TRELLO
San Francisco, Calif. - February 3, 2017 - Atlassian Corporation Plc (NASDAQ:TEAM), a leading provider of team collaboration and productivity software, today announced it has completed the acquisition of Trello, Inc., a breakout collaboration service that has amassed more than 19 million registered users in just five years. Trello has pioneered an intuitive, visual system that solves the challenge of capturing and adding structure to fluid, fast-forming work for teams. The addition of Trello will expand Atlassian’s leadership in powering all types of teamwork, and adds a new collaboration service - popular with business teams - to Atlassian's enterprise-grade project tracking (JIRA), content (Confluence) and communication (HipChat) products used by more than 68,000 customers in more than 170 countries.
Forward-Looking Statements Disclosure
This press release includes forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, which are subject to risks, uncertainties and other factors, including risks and uncertainties related to Atlassian’s ability to integrate the business, technology, products, personnel and operations of Trello, and the financial statement impact of the transaction on Atlassian. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including statements regarding: the ability of Atlassian to extend its leadership in powering all types of teamwork and other anticipated benefits of the transaction to Atlassian and to the combined companies; potential benefits of the transaction to Atlassian and Trello customers, any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. These risks, uncertainties and other factors, and the general risks associated with Atlassian’s and Trello’s business, could cause actual results to differ materially from those stated or implied in these forward-looking statements. For a discussion of these and other risks and uncertainties, you should refer to Atlassian’s most recent Forms 20-F and 6‑K filed with the Securities and Exchange Commission as well as other documents that may be filed by Atlassian from time to time with the Securities and Exchange Commission. Atlassian undertakes no obligation to update any forward-looking statements made in this press release to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law. The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, Atlassian’s results could differ materially from the results expressed or implied by the forward-looking statements we make. You should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent our management’s beliefs and assumptions only as of the date such statements are made.
About Atlassian
Atlassian unleashes the potential in every team. Our collaboration software helps teams organize, discuss and complete shared work. More than 68,000 customers - including Citigroup, eBay, Coca-Cola, VISA, BMW and NASA - use Atlassian’s project tracking, content creation and sharing, real-time communication and service management products to work better together and deliver quality results on time. Learn about products including JIRA Software, Confluence, HipChat, Bitbucket and JIRA Service Desk at https://atlassian.com.
About Trello
Trusted by millions, Trello is an online tool that offers a visual, flexible, and collaborative way to manage projects and get organized. Trello provides perspective and structure to users’ lives by giving them a broad overview and understanding of how and what needs to be done. Launched in 2011, Trello has over 19 million users and raised $10.3 million in 2014, led by Index Ventures and Spark Capital. To learn more about Trello, visit www.trello.com and @trello.
Investor Relations Contact
Ian Lee
IR@atlassian.com
Media Contact
Paul Loeffler
press@atlassian.com